Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
May 3, 2017
VIA EDGAR
Susan Block, Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: SEACOR Marine Holdings Inc.
Form 10-12B
Filed December 14, 2016
File No. 001-37966
Dear Ms. Block:
On behalf of SEACOR Marine Holdings Inc. (“SEACOR Marine” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company, together with the Information Statement incorporated therein by reference (the “Information Statement”) and other exhibits thereto. The Information Statement has been marked to indicate changes to the Information Statement included as an exhibit to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2017.
Amendment No. 3 to the Registration Statement and the related Information Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Susan Block, dated February 24, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Information Statement. For your convenience, references in the responses to page numbers are to the blacklined version of the Information Statement sent under separate cover to the Staff.
The Company has asked us to convey the following as its responses to the Staff:
Exhibit 99.1
Information Statement
Management’s Discussion and Analysis of Financial Condition, page 69
Impairments, page 71

1.
We note your response to prior comment 8; however, we were unable to locate disclosure of the specific assumptions used in your estimates in preparing the undiscounted future cash flows for the vessel impairment analysis. Please tell us and disclose the significant assumptions used in reviewing vessels for impairment, including, but not limited to, utilization rates, average charter rates, and average daily operating expenses. Also include the historical period of time (e.g. 1, 3, 5, 10 years) upon which this information is based, and provide the basis for the period of time for the amounts used, and why you consider these amounts to be reasonable. Finally, tell us how the amounts used in your analysis compare to actual amounts experienced currently and over the last period.

Response to Comment 1
In response to the Staff’s comment, the Company has included additional disclosure in the Information Statement related to its impairment analysis. The Company has informed us that for those vessel classes and individual vessels not impaired in 2016, estimates of future undiscounted cash flows held constant at market levels experienced in 2016 would recover their current carrying values over their expected remaining useful lives. For those vessel classes and individual vessels that were impaired in 2016, estimates of future undiscounted cash flows were deemed insufficient to recover their carrying value and impairment charges were recorded to reduce their carrying values to estimated fair values established by independent appraisers and other market data. Please see pages 96-97and F-20-F-21 of the Information Statement.

Consolidated and Combined Results of Operations, page 72

2.
We note your response to prior comment 9. Please revise to provide disclosure regarding the limitations of the usefulness of the non-GAAP measure, “Direct Vessel Profit”, to emphasize that the excluded costs (i.e., costs of leased-in equipment, administrative and general) are essential to support the operations of your vessels. Also in this regard, the presentation of the reconciliation of the non-GAAP measure to its most comparable GAAP measure should begin with operating income, and then list the adjustments to arrive at “Direct Vessel Profit.” Please revise.

Response to Comment 2
The Company has removed the presentation of consolidated Direct Vessel Profit from the Information Statement.

3.	Please explain to us in more detail why it is reasonable to include the revenues derived from leased-in equipment while excluding their related costs and expenses in your non-GAAP presentation.
Response to Comment 3
The Company has removed the presentation of consolidated Direct Vessel Profit from the Information Statement.

4.
Please revise to provide a statement disclosing the reason(s) why management believes that presentation of the non-GAAP measure “Direct Vessel Profit” provides useful information to investors regarding the company’s financial condition and results of operations in accordance with Item 10(e)(1)(i)(C).

Response to Comment 4
The Company has removed the presentation of consolidated Direct Vessel Profit from the Information Statement.
Gain (Losses) on Asset Dispositions and Impairments, page 81

5.
You state in the first paragraph of your response to comment 10 that you generally do not evaluate impairment on a specific vessel by vessel basis. However, we note your disclosure on page F-41 you determined that one mini-supply vessel, one specialty vessel, 13 anchor handling towing supply vessels, eight supply vessels and 13 liftboats, in which there is sufficient uncertainty as to whether or not their carrying values would be recovered as of September 30, 2016. In that regard, explain to us how you can pinpoint the vessels failing the step 1 or undiscounted cash flows part of the impairment test while you do not evaluate impairment on a specific vessel by vessel basis.

Response to Comment 5
The Company has informed us that for most of its vessels, the Company performs the analysis required by ASC 360 on a vessel class basis as described in the response to Comment No. 1. The Company has informed us that for vessels not grouped by class, including retired and out of service vessels and other unique vessels, it performs the analysis on a vessel by vessel basis. The Company acknowledges the Staff’s comment and would like to inform the Staff that the number of vessels that failed step 1 was intended to indicate the number of vessels in aggregate within the asset classes that failed and not individual vessels that were evaluated separately. To prevent further confusion, the Company removed the number of vessels included in the fleets with recorded impairment.
* * *
Conclusion
We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement and the related Information Statement. If I can be of any assistance during the Staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.
Very truly yours,
/s/ Brett Nadritch, Esq.

Cc:     Mr. Charles Fabrikant, Executive Chairman, Chief Executive Officer and Director of SEACOR Holdings Inc.
Mr. John Gellert, President and Chief Executive Officer of SEACOR Marine Holdings Inc.
Mr. Matthew Cenac, Executive Vice President and Chief Financial Officer of SEACOR Holdings Inc.
Mr. William Long, Executive Vice President, Chief Legal Officer and Secretary of SEACOR Holdings Inc.

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